Re: Amendment No. 1 to Registration Statement on Form SB-2

File no. 333-122820

Gentlemen:

Attached is marked version of Amendment No. 1 to the Registration Statement on Form SB-2 which was filed Friday, May 13, 2005 per the request of David H. Roberts.  The sole purpose for this filing is to provide a marked version of Amendment No. 1 to the Registration Statement on Form SB-2 File No. 333-122820.  If you have any questions, please call the undersigned at 585-242-7256.

Sincerely,

Kent Tapper